Exhibit 2.4

REPORT ON THE FUWAN

SILVER PROPERTY: GUANGDONG PROVINCE, CHINA.

Lat: 23 °0 ’55”

Long: 112° 48’ 46 ”

FOR

MINCO MINING AND METALS CORPORTION,

1980 – 1055 West Hastings Street,

Vancouver, British Columbia. Canada.

By:

Lyle Morgenthaler B.ASc. P.Eng.	Ruijin Jiang MSc. Geology

May 27, 2004.

FUWAN SILVER PROJECT

TABLE OF CONTENTS

1.0 SUMMARY……………………………………………………………….. 1

2.0 INTRODUCTION AND TERMS OF REFERENCE…………………… 1

3.0 DISCLAIMER……………………………………………………………… 1

4.0 PROPERTY DESCRIPTION AND LOCATION. ……………………… 2

5.0 ACCESSIBLILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY…………………………. 5

6.0 HISTORY………………………………………………………………. 5

7.0 GEOLOGICAL SETTING……………………………………………. 6

8.0 DEPOSIT TYPES…………………………………………………… 14

9.0 MINERALIZATION…………………………………………………... 15

10.0 EXPLORATION……………………………………………………….. 17

11.0 DRILLING………………………………………………………………... 19

12.0 SAMPLING METHOD AND APPROACH. …………………………… 19

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY…………... 20

14.0 DATA VERIFICATION………………………………………………. 20

15.0 ADJACENT PROPERTIES…………………………………………... 20

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING... 21

17.0 MINERAL RESOURCE ……………………………………………. 21

18.0 INTERPRETATION AND CONCLUSIONS……………………….. 26

19.0 RECOMMENDATIONS……………………………………………… 27

20.0 REFERENCES………………………………………………………….. 27

21.0 CERTIFICATE OF AUTHORS……………………………………….. 29

APPENDIX Sections, Plans, and General Geological Legend………………. 31

i

FUWAN SILVER PROJECT

ii

1. SUMMARY

The Fuwan Silver Property (the Property) is located in the Guongdong Province in southern China beside the Xijiang River. Changkeng gold and silver deposit is confined in a synform fault zone between Lower Carboniferous limestone and Upper Triassic Clastic unit. Five main zones of silver mineralization, were delineated between exploration lines 75 and 54 at depth (Figure 5). Zones are trending NE and lay on the hinge and the southeast wing of the synform zone. A regional resource has been estimated of which a part covers the Fuwan property. The quality and quantity for the property cannot be ascertained from the regional resource estimations made. (see recommendations). There is no resource estimation for the mineralization contained within the property boundaries.  A joint venture between Minco Mining and Metals Corporation ( MINCO )and Guangdong Geological Exploration and Mineral Development Company (GEMD), a subsidiary of Guangdong Geological Exploration Bureau, will own the property license

2. INTRODUCTION AND TERMS OF REFERENCE

This report has been commissioned by the management of Minco. It documents a review of regional and property geology and historic work on the property and outlines all significant changes in the geological database. The report is based on a review of available government documents and data compilation of private corporate reports and documents as well as publicly available geological and scientific papers in China.

The report is also based on the co-author R Jiang’s personal knowledge of the property obtained during his site visit in September and November of 2003. From January 15 to 17, 2004 both of authors visited the site for a brief check of drilling locations and related technical considerations.

3. DISCLAIMER

The author has reviewed the available technical data, and examined much of the publicly available data. It is the writer’s belief that all of these reports have been constructed by skilled Chinese professionals and represent an important asset to the property. The current document contains summary information relevant to exploration performed in the past, but does not contain primary technical drawings or independent quality control or the assumptions inherent to the regional resource estimation, specifically assay quality control, repeatability of assay data, specific gravity calculations, geotechnical data and any related technical data. The resource, sections and plans reported by the authors are for a regional estimation for the entire Fuwan silver deposit which extends past the Fuwan property boundaries and is used ONLY to indicate work performed and that there is a silver deposit under the property, but the quality and quantity is undetermined at this time. The numbers presented do not constitute a resource for the Fuwan Property. The author’s have not preformed an independent resource estimation.

Most of the primary technical data remains under the control of the Chinese technical agencies. At the time of the site visit the data was available to be viewed within a secure room. The data is still in the ownership of the Chinese Government. The authors have viewed part of the data in the form of sections and plans.  Figures shown in the report are public data and are representative of the quantity and quality of work performed in the past. But the primary or “raw data” is not available at this time. Core storage was inspected, however there was neither time nor the equipment available at the time of visit to gather a proper representative set of samples for comparison.  The several locations of drill set-ups have been located both on map and by GPS. Property boundary locations are not marked by surface monuments and have not been undertaken in the present survey. During the January site visit there were also issues arising associated with the limited timing of data gathering as it was too close to the Chinese New Year which meant Chinese personnel and data not available for interview or viewing as offices were closed during the visit of Mr Lyle Morgenthaler, P.Eng. and Ruijin Jiang.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Changkeng-Fuwan gold-silver deposit is about 45km southwest of Guangzhou, capital city of Guangdong Province, with geographic location of 112°49’E and 23°01’N.   The project area is located across the boundary of two adjacent counties, with its gold mineralization within Gaoyao county (now called Gaoyao city) and most of its silver mineralization within Gaoming county (now called Gaoming city) (Figure 1).

Figure 1 – Location Map

The project consists of a licenses called  “Exploration for silver at Fuwan, Gaoming city, Guangdong province (License No.4400000340093)”. The license areas are defined by the following geographic coordinates:

Fuwan License:

 (1) 112˚48’30”E, 23˚00’45”N;

(2) 112˚49’30”E, 23˚00’45”N;

(3) 112˚49’30”E, 23˚00’30”N;

(4) 112˚48’30”E, 23˚00’30”.

There are no legal monuments in the field pertaining to this concession package. The Chinese use a map base system. GIS locations of corners weren’t verified by the author due to time and logistical constraints during the brief site visits made to this property.

Figure 2 – Property Boundaries of Changkeng and Fuwan with Surface Geology

See Appendix for Geological Legend

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY.

Access to the deposit is excellent. Guangzhou-Zhuhai highway (>100km/hour) passes Gaomin city. The project area is linked by 14km-long paved road to the well-developed Highway transportation system in the province. The largest river in Guangdong province, the Xijiang River, runs by the east boundary of the project area. Port is available at the nearby Fuwan town and the port connects the area to the international ports of the South China Sea by waterway of less than 100km to the southeast. Power supply is available in the nearby towns and villages few kilometers away.

Topography of the area is characterized with low degraded residual hills from 60 to 90m above sea level with a highest peak of 133.31m ASL. Bedrock is poorly outcropped and most of the area is covered with a 5-10m overburden where vegetation is densely developed. The area is hot and humid with an annual average temperature of 21.5˚C.  Annual precipitation of the area is 1681mm. Surface water and groundwater are abundant in the area.

Like most of the coast areas in Southeast China, the area is densely populated. Local residents are mainly engaged in farming. The labor force is composed of local residents and a huge number of immigrants from inland provinces and is sufficient for various industry needs in the area.

6.0 HISTORY

Since 1949, mineral exploration in China has been performed at all scales by a professional geologists and engineers organized into a series of brigades, each with specific mandates, geological, geochemical, mineral deposits evaluation, etc.

There is no historic record for gold mining in the project area before the discovery of gold in early 1990. Illegal mining began in 1991 and most of the oxidized portion of the mineral zones between Lines 7 and 8 was mined out.

1959-1971: Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986-1989: Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream sediment sampling program at 1:200,000 scale. Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area. The Au-Ag anomalies were followed up with detailed soil sampling at 1:50,000 scale and it was proved that there is good potential for gold-silver mineralization in the area.

1990-1994: The Changkeng gold and Fuwan silver deposits were discovered in 1990 during the following-up of the 1:50,000 soil geochemical anomalies by the 757

Geological Exploration Team. Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zone and its adjacent area from 1990 to 1995.

1990: Report on reconnaissance investigation of gold mineralization in Changkeng, Gaoyao county, Guangdong province was completed by the 757 Geological Exploration Team.

1992: Geochemical soil sampling and mercury survey over the Luzhou-Shizhou area of 24 sq.km to the south of Changkeng-Fuwan deposit was conducted at 1:10,000 scale. Test drilling over two geochemical anomalies intersected silver mineralization at Dieping and Luzhou areas.

1993: Seismic and electric surveying was conducted along 9 profiles over the Luzhou-Shizhou area. Sections with good potential for gold and silver were delineated.

1992-1993: Geological exploration was carried out at Luzhou Pn-Zn occurrence. Silicified structural breccia was intersected at the contact between Triassic and Carboniferous sedimentary sequences in drill holes. Two gold veins and one silver vein were discovered at depth.

October 1993: Prospecting of Changkeng gold deposit was completed by the 757 Geological Exploration Team and a total reserve (Catagories D+E) of 30.49t gold was delineated between Exploration Line 16 and 27.

April 1994: Detailed exploration on the central section between exploration lines 8 and 15 and above elevation of –15m was completed and 5t gold was delineated as category C+D (measured reserve).

1993-1995: Prospecting of Fuwan silver deposit was conducted by the 757 Geological Exploration team and a total resource (D+E) of 5134.6t silver was reported. D+ E classification not CIM classifications

7.0 GEOLOGICAL SETTING

7.01. Tectonic Setting of the Project Area

The Changkeng-Fuwan gold-silver deposits are tectonically located at the South-China geosynclinal fold system, an important metallogenic zone for gold, silver, lead, zinc, copper, antimony, aluminum, tin, tungsten, and rare earth elements at the southeast margin of the Yangtze Craton (Figure 3). The metallogenic belt is a Caledonia fold system developed on the early-middle Proterozoic continental crust and is composed of three tectonic layers, the Proterozoic-Early Paleazoic basement, the Late Paleaozoic-Middle Triassic cover  and the Mesozoic-Cenozoic continental sedimentary sequence. The belt runs from east Zhejiang province to the southwest Yunnan province and occupies an area of 1 million square kilometers. Important mineral resources in the belt include Skarn-type tin mineralization in Guangxi and Yunnan provinces, epithermal (Carlin-type) gold, silver and copper mineralization in Guangxi, Fujian and Guangdong provinces, and hyperthermal tungsten mineralization in Jiangxi province (Chen Y. 1999).

Figure 3. Tectonic location of Changkeng-Fuwan deposit

SIBERIA CRATON
RE PROJECT
MONGOLIA
Ivanhoe's
TIANSHAN MT.
Urumqi
TARIM CRATON
KUNLUN MT.
BYC
GOBI
BAOTOU
Beijing
KUNLUN-QILIAN-QINLING METALLOGENIC ZONE
QILIAN MT
NORTH CHINA CRATON
WSM
Lanzhou
Xi'an
TIBET PLATEAU
QINLING MT.
Yangshan
Chengdu
Lasa
YANGTZE CRATON
LEGEND
Gold Projects;
Pb-Zn-Ag-Au
Rare earth & Rare Metals
Silver Project
Major Cities
South West Gold
Kunming
HUANAN FOLD
Changkeng
Fuwan
Guangzhou
0
500
1,000
kilometers

7.02. Regional Geology and Structural Style

At the regional scale, the Changkeng- Fuwan gold-silver deposit is located at the Northwest margin of a triangular Upper Palaeozoic fault basin, which is margined with the NE-trending Shizhou fault at Northwest, the WE-trending Dashi fault at south and the NW-trending Xijiang fault at northeast (Figure 4). Known precious and base metal occurrences and deposits mainly occurred along the margins of the 550-km2 basin.

The basin area was mainly composed of two major sedimentary units, the Upper Palaeozoic siliceous and argillaceous carbonate sequence and the Mesozoic coal-bearing clastic sequence. The two units are in an unconformity contact and an interlayer-sliding fault was developed between the two units. The interlayer-sliding fault zone at the Northwest margin of the basin hosts the known gold and silver mineralization in the Changkeng-Fuwan area and its southwest and northeast extensions.

Mesozoic granite occurs only at the Southeast corner of the basin area. There are no outcrops of intrusive rocks at Changkeng-Fuwan and its adjacent area. Late Mesozoic granites are observed along the south margin of the Sanzhou basin.

Figure 4. Regional geology, Sanzhou Basin

7.03: Regional Geochemistry

Regional multi-element geochemical anomalies are delineated along the northeast-trending structures in the Changkeng-Fuwan area. The anomalous area of gold in stream sediment is 80.8 square kilometers with an average gold value of 10.4ppb.

Anomalous Ag, As and Sb are well overlapped with gold. Changkeng-Fuwan gold/silver deposit is located at the center of the regional anomaly (Figure 5).

Figure 5. Regional geochemical anomalies in Changkeng-Fuwan area

Table 1 shows the average anomalous value of major mineralization-forming elements and indicator elements of the Changkeng-Fuwan deposits.

Table 1. Average concentrations of minralization-forming elements and indicator elements

Element	Au (ppb)	Ag (ppb)	As (ppm)	Sb (ppm)	Zn (ppm)	Cu (ppm)	Cd (ppm)	S (ppm)
Average Concentration	10.4	375.4	59.9	5.1	178.7	56.8	0.56	940.6

7.04: Property Geology

7.04.1. Stratigraphy

Host rocks of the Changkeng-Fuwan deposits consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.

1. Lower Carboniferous Limestone Sequence:

Lower: Neritic gray and dark-gray thick-bedded bioclastic limestone;

Middle: terrestrial grey-whitish and reddish quartz sandstone intercalated with grey calcareous siltstone, mudstone, carbonaceous shale and coal;

Upper: Gray and dark-grey medium- to thick-bedded argillaceous limestone and mudstone; light-grey breciated bioclastic limestone intercalated with yellowish silicified limestone and silty mudstone. Some gold mineralization and most silver mineralization occur in the brecciated bioclastic limestone.

2. Upper Triassic Clastics

Variegated sandstone, sandy conglomerate and conglomerate, dark-grey mudstone, carbonaceous mudstone and siltstone.

The upper part of Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the interlayer-sliding fault zone. Gold mineralization and silver mineralization are closely associated in space but occur at different parts in the interlayer-sliding fault zone. Most gold mineralization occurs in the Triassic clastic rocks while most of silver mineralization occurs in the brecciated bioclastic limestone of the Lower Carboniferous sequence.

7.04.2. Structure

The major control structure of the Changkeng-Fuwan deposits is a flat syncline with its axis trending Northeast. The syncline is composed of Lower Carboniferous limestone and Triassic clastic rocks. A normal interlayer-sliding fault zone was developed along the contact between the Lower Carboniferous unit and the Triassic unit (Figure 6). The faulted zone is from several meters to tens of meters in width and is filled with lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The faulting zone may have acted as both feeder conduit and host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization occurred in the second-order faults.

Figure 6. Property geology of Changkeng-Fuwan deposit See Appendix for Geological Legend

3. Alterations

Typical alterations associated with Changkeng-Fuwan gold-silver deposits include silicification, clay (mainly illite), barite, fluorite, carbonate and pyrite. Alteration mainly developed within the major fault zone between Carboniferous limestone and Triassic clastic rocks and the second-order faults at the footwall. Silification and sulfide alteration are most closely associated with gold-silver mineralization.

4. Geochemistry

Concentrations of gold, silver and major indicator elements in host rocks, fractured zones and mineralization zones are listed in Table 2. It is obvious that Au, Ag, As, Sb, Hg are highly concentrated in the fracture zone and gold and silver mineral bodies. Ratio of Au and Ag in gold mineralization zone is greater than 1.

Table 2. Concentrations of Au, Ag and major indicator elements

	Au	Ag	As	Sb	Bi	Hg	Cu	Pb	Zn	Co
Triassic clastics	2.6	120	131	8	1	0	31	45	83	13
Fractured Zone	538	832	997	62	0.5	1000	33	37	202	9.5
Gold zone	7930	6490	5880	468	1	1950	30	20	130	10
Silver zone	350	292400	690	282	0.1	270	310	1200	1770	0
C1 upper limestone	16	381	302	10	0.2	100	17	12	41	5
C1 lower limestone	7	40	11	7	0.2	0	23	18	51	11
Note: Au, Ag, Hg in ppb; other elements in ppm.

7.05: Deposit Type

It is considered that Changkeng-Fuwan gold and silver deposit fall into the broad category of Carlin-type gold deposits or the sediment hosted gold deposits as described by many authors (Poulsen, 1996; Arehart, 1996; by Christianson, 1995). Model type C, the breccia and replacement zones, described in Christianson’s (1995) genetic model may be particularly applicable to the Changkeng-Fuwan deposit (Figure 7).

Figure 7. Three style of Carlin deposit, stratabound, structure and complex (breccia), adapted from Christensen (1993, 1996)

8.0 DEPOSIT TYPES – GENERAL CHARACTERISITICS OF CHANGKEG-FUWAN DEPOSITS

8.01. Description of Major Controls

The Changkeng-Fuwan gold and silver deposits are confined in a synform fault zone between Lower Carboniferous limestone and Upper Triassic Clastic unit. Two zones of gold mineralization,(Changkeng Property) Zone 1 and Zone 2,  were delineated  between exploration lines 15 and 16 at surface (Figure 6. Both zones are trending NE and dip to SE at 30° to 50° at upper portion and 15° to 30° at lower portion of the fault. The two zones merged along both dip directions at depth and strike direction to the Northeast. Gold veins occur as lenticular bodies in the brecciated Triassic clastics at the upper portion of the synform zone. Gold zone tends to pinch out towards the hinge of the syncline where it was replaced by Fuwan silver mineralization (Figure 8).

Figure 8 Cross section  24,  Fuwan deposit

Section 24 Fuwan Silver Deposit

333°
ZK2402
71.35
ZK2403
57.79
ZK2404
34.01
K1bz1
T3xly
0m
-100m
-200m
Fx1
C1z2
101.1643
12.23
100.6429
23.08
86.9481
8.10
138.6618
2.75
122.0000
0.84
875.0000
1.01
53.0000
1.01
168.0000
1.20
637.5536
2.24
196.0000
0.64
61.0000
1.44
142.0000
1.42
61.0000
0.89
231.46
0
100M
Fuwan Silver Mineralization

Silver mineralization formed blind mineralized zones and mainly occurred at the Southeast wing of the synform fault (Figure 7). The total strike length of the silver mineralization zone is 2790m, trending Southwest-Northeast. Nine silver mineral bodies were intersected in drill hole ZK2403 and in most cases 3-5 mineral bodies were intersected in individual hole. The vertical distance between silver zones is from 1.5m to 96m. Five major parallel silver zones, Silver Vein-I, II, III, IV, and V are included in reserve estimation. Silver zones show a swell-and-pinch-out pattern in both strike and dip directions. Vertically,  the Changkeng gold deposit is above the Fuwuan silver deposit, and horizontally, The Fuwuan silver deposit is on the southeast side of the Changkeng gold deposit.

Figure 9. Cross section  32, Changkeng-Fuwan deposits

Section 32 Fuwan Silver and Changkeng Gold Deposits

333°
ZK3208
ZK3202
ZK3210
ZK3205
ZK3204
ZK3207
ZK3201
ZK3209
ZK3206
ZK3203
Q
T_3xly+T_3xs
K_1bz^1
K_1bz^2
C_1z^1
C_1z^2
C_1c
C_1sh
F
0m
-100m
-200m
-300m
-400m
0
100M
Fuwan Silver Mineralization
Changkeng Gold Mineralization

8.02. Description of Individual Silver Mineralized Zones

Silver Vein-I: the vein is the main mineralized body and is continuous over a strike length of 2790m, varying from 0.58m to 23.08m in intersected width with 4.14m average. The controlled down-dip extension is from 90 to 530m (average 330m), and open to South at depth.  Silver grade varies from 59.8 to 1747.5g/t with an average grade of 216.3g/t.

Silver Vein-II: The vein occurs in three sections with a total strike length of 2154m. Average intersected width is 1.97m, varying from 0.64m to 6.79m. The controlled down-dip extension is from 179 to 863m (average 423m), and the vein still opens to South.  Silver grade ranges from 61 to 875g/t with an average grade of 222.5g/t.

Silver Vein-III: Total controlled strike length of Silver V-III is 1158m. Average intersected width is 3.34m, varying from 0.7 to 11.35m. The controlled down-dip extension is from 113 to 551m (average 325m), and the vein opens to South at depth.  Silver grade ranges from 76 to 745g/t with an average grade of 424g/t.

Silver Vein-IV: Total controlled strike length of Silver V-IV is 936m. Average intersected width is 1.81m, varying from 0.7 to 3.29m. The controlled down-dip extension is from 304-450m (average 410m), and the vein opens to South.  Silver grade ranges from 73 to 830g/t with an average grade of 342g/t.

Silver Vein-V: The controlled strike length of Silver V-V is 434m. Average intersected width is 1.87m, varying from 0.64 to 4.71m. The controlled down-dip extension is from 170 to 300m (average 257m), and the vein opens to South.  Silver grade ranges from 61 to 592g/t with an average grade of 478g/t.

9.0 MINERALIZATION

Material types

Mineralized zone in Fuwan deposit is primary mineralization and has been identified as the following two types:

1.

Siliceous (silicified) material: This type of material is grey to dark grey in colour and mainly composed of secondary quartz, illite, argillaceous and carbonaceous material and pyrite. Fractures and miarolitic cavities were highly developed. This material type constitutes 40% of the total resource.

2.

Calcareous-siliceous material (silicified limestone): The type of material is light grey to dark grey in colour and is composed of secondary quartz, residual limestone, calcite, and pyrite. The mineralization occurred in the second-order faults at the footwall limestone of the Changkeng interlayer sliding fault. 60% of the total silver metal belongs to this material type.

Metal minerals and occurrence of silver

(1)

Silver Minerals: Ten silver minerals were identified in the silver zones of the Fuwan silver deposit, including major minerals freibergite, pyrargyrite, miargyrite, argentite, native silver and so on.

(2)

Other Metallic Minerals: Galena, sphalerite, pyrite and minor amount of arsenopyrite, chalcopyrite, bournonote, digenite, cinnabar and antimonite.

(3)

Nonmetallic Minerals: quartz, calcite and illite, as well as fluorite, kaolinite, barite.

10.0 EXPLORATION

The Chinese Government Regional Geological Survey Team (RGST)completed the 1:200,000 scale regional stream sediment sampling program at a sample density of 1 to 2 samples per square kilometer in 1986. The survey led to the identification of the important regional geochemical Au and Ag anomalies in the Changkeng-Fuwan area. More detailed 1:50,000 scale soil sampling within the anomalous area and preliminary follow-up of the geochemical anomalies were conducted by the RGST and exploration potential was proved over the Changkeng-Fuwan zone. In 1990, as a normal practice in China at that time, the regional geochemical anomaly was transferred by the Chinese government to the 757 Geological Exploration Team, a professional team for detailed exploration and drilling under the Guangdong Geological Exploration Bureau. The 757 Geological Exploration team carried out a comprehensive geological exploration program including mapping, trenching, and grid drilling from 1991 to 1993. A total reserve of 30.49t gold (Categories D+E) was delineated between exploration lines 16 and 15. Reserve of D category was controlled by 80x80m grid drilling and trenching and category E was controlled with 160x160m grid drilling. Exploration for silver was conducted from 1993 to 1995 with trenching and drilling by 757 Geological Exploration team. A drilling program at grid of 160-320x160-320m was used in estimating the silver resource. A total resource (Category E) was estimated by 757 Geological Exploration team as 5134.6t silver between exploration lines 54 and 75 ( a regional estimation). There is no resource estimation confined to the Fuwan property boundary

The previous exploration programs on the property were successful in:

i. Implementing a broad based diamond drill program, consisting of 87 diamond drill holes totaling 21227.07 m (including drilling on Changkeng property). The drill rig is of Russian design and utilizes a 12-m mast. Inclined drilling is possible but most boreholes were drilled vertically.

ii. Creating a database so a resource estimation could be performed.

iii. Calculating a resource.

The following is an interpreted version of the methodology and results from the past programs used at the site Summary translation from government reports;

METHODOLOGY OF EXPLORATION AND DISTRIBUTION OF EXPLORATION WORKS IN CHANGKENG-FUWAN AREA

Methodology

1.1.

The major gold vein, Gold Vein-I, is lenticular in form and 747m in length and outcropped at surface in the southwest part of the project area. Gold is well evenly distributed in the mineralized vein. Exploration lines are surveyed in 80 m space along the strike of the main vein. The mineralized zone was controlled with geological mapping, geochemical survey, trenching and shallow pit at surface. Dip extension is controlled with drilling.

1.2.

Density of exploration works for gold is increased gradually. Space between trenches and shallow pits  is from 40 meters at surface and is locally increased to 20 meters where mineralized zone pinches out. Drilling was conducted with a grid of 80X80m at depth between Lines 3 and 8. Line space is 160m betwenn Line 8 and 16. Infill drilling was carried out at 20m space between Lines 3 to 8 to test the continuity of gold mineral zone. Grade and width of the gold zones were well repeated in the program but the its results are not included and discussed in this report.

1.3.

The silver zones are mainly controlled with grid drilling at density from 160X160m to 320X320m. All the holes are vertical.

Quality of Exploration Works and Comments

1.4.

Trench: The opening of trench is from 1.2m to 2.5m and the width at bottom is 1m. Trenching is dug to 0.5m into the weathered bedrock and 0.3m into the fresh bedrock.

1.5.

Exploration Pit: Exploration pits were dug with an opening of 1.5X1.5m in the area.

1.6.

Two levels of adit were devloped at levels -50m from exploration lines 0 to 8 in order to test major Gold V-I zone. The opening size of drifts varies from 1.8X1.6 to 2.0X1.8m with a total length of 242.1m.

1.7.

Drilling: 87 diamond holes were drilled with a total footage of 21227.07m. 36 holes were drilled over gold zones and economic gold zone (>3g/t Au) was intersected in 21 holes and uneconomic gold zone (>1g/t to <3g/tAu) was intersected in 7 holes.

Details of Drilling:

1)

Technology: Diamond drill rig with wire coring was used.

2)

Recovery Rate of Drill Cores: Total length of drill cores of bedrock over gold zones is 4891.11m and the recovery rate of bedrock cores is from 70 to 99% (88.5% in average). Total length of drill cores of mineralization within the gold zones is 186.47m  and recovery rate of mineralized  cores is from 80 to 99.1% with an average of 94.5%. Within the silver mineralization zones, total length of drill cores of bedrock is 15967.96m and the recovery rate of bedrock cores is from 60.1 to 99% with an average of 84.1%. Total length of drill cores of mineralization is 368m and recovery rate of mineralized core is from 60 to 100% with an average of 87.5%.

3)

Hydrology Observation: Level of water table were measured in all drill holes. Long-term observations of hydrological conditions are made in representative stations for surface and underground waters, including 4 springs, 1 well and the Xijiang River,  from August 1991 to July 1993. Measurement of water level and sample collection were conducted every seven days in dry seasons and two times per week during rain season.

4)

Seal of Drill Hole: Holes were sealed with concrete and the center of each hole was marked with a cross. Serial number of the hole was painted on the pole.

5)

Storage: All drill cores are well kept in drill core storage in a town near Jiangmen city where the 757 Geological Exploration Team is based.

Collection, Preparation, Analysis and Quality Monitoring of Samples

1.8.

Drill core samples: Drill core of the mineralization zone are split with a diamond saw and half of the hole was sampled and assayed. The holes were sample on the basis of lithology, mineralization type. Sample length is from 0.8 to 1.5m with a maximum of 2.00m and minimum of 0.5m.

1.9.

Trench and adit samples: Trench sampling was conducted in surface trenches and adits. Size of trench sample is 10X3cm with a length from 1 to 1.5m.

1.10.

SG Samples: Samples of different types of mineraization from surface trench, exploration pit, adit and drill holes were collected for measurement of specific gravity. Samples were sealed with wax and then sent to labs for SG measurement at the lab of 757 team.

11.0 DRILLING

 In total, 21227.07 m of core, distributed among 87 holes, were drilled in past exploration  programs. Drill holes are shown on sections in Appendix. Sections 27 to 40 are on the Fuwan and the Changkeng property. The 13 of the 87 drillholes are within the Fuwan property. Geotechnical data was collected, including recovery, RQD and structural logging. Collar locations were surveyed using EDM station with a survey accuracy of ±0.12m. The Chinese requirement is 0.30 m accuracy.  It is unknown if downhole surveys were conducted for the few inclined holes at this time.

For the geological interpretation, cross sections at 500 scale spaced 40, 80, and 160m apart for gold zones and 160 and 320m apart for silver zones were created. The sections show lithology, structure, dip extension of mineralized zones, location and grade of core and trench samples. Most of the sections over silver zones are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Section 16 (Figure 7) is typical of the work performed. Even numbered sections are east of the “0” section and odd numbered section to the west of the “0” line. It can be noted that several holes appear to have stopped short to reach potential silver mineralized zones at lower elevation.

A Canadian Major mining company also drilled 3 holes within the Fuwan property boundaries.

12. 0 SAMPLING METHOD AND APPROACH

Assay intervals were commonly based on 1.0 to 1.5 m intervals, although interval widths were also controlled by geological, structural or mineralogical contacts. All core was half split by saw by a member of the 757 Geological Exploration Team at the core logging facility located at the previous base of 757 Geological Exploration team about 20km northeast of Jiangmen City.

The samples were sealed and transported by truck from the base camp to the central lab at the 757 Geological Exploration Team in Jiangmen City. 3-5% of the samples were sent to the Central Laboratory of Guangdong Provincial Geological Bureau and Kunming Precious Metal Institute for external checks. No system error was detected and the assay data of the 757 Geological Exploration team lab are considered reliable.

13.0 SAMPLE PREPRATION, ANALYSES AND SECURITY

All core was half split by saw by a member of the 757 Geological Exploration team at the core logging facility located at the previous base of 757 Geological Exploration team about 20km northeast of Jiangmen City.

The samples were sealed and transported by truck from the base camp to the central lab at the 757 Geological Exploration Team in Jiangmen city. 3-5% of the samples were sent to the Central Laboratory of Guangdong Provincial Geological Bureau and Kunming Precious Metal Institute for external checks. There do not appear to be any reports of system error and the assay data of the 757 Geological Exploration team lab is considered reliable.

At the time of the site visit sampling was attempted. However, without the proper saw equipment available it was not possible to collect representative samples without bias during the site visit.

14.0 DATA VERIFICATION

As a common Chinese practice to evaluate the quality of the data, the field geologist prepares about 10% duplicates from each batch samples to send to the lab for analysis. Part of the duplicate is also sent to some more authoritative labs to double check the quality. Within each lab, there is a monitoring system by using their own duplicate and inserting reference samples. The reference materials (order-I) are prepared by the Institute of Geochemical and Geophysical Exploration, Chinese Academy of Geosciences, and have been widely adopted by Chinese labs and some commercial labs in North America. The monitoring system for analytical quality is considered reliable and comparable to commercial labs in North America. As for the specific situation of the Changkeng-Fuwan project, the Chinese data has not been verified by any independent means to date because of the unavailability of sufficient samples.

Drill hole locations were checked between section 4 and 48 during the January 2004 visit. Most holes were located at the sites indicated by the location maps. Holes not located were in areas with heavy overgrowth or in surface areas disturbed by local inhabitants.

15.0 ADJACENT PROPERTIES

As shown in Figure 3, the fault zone between the Lower Carboniferous limestone and the Upper Triassic clastic unit is the major control of the gold and silver mineralization in the area. The zone occurs as highly silicified and brecciated rocks (limestone) at surface and can be traced for more than 10km to the southwest, along which several silver, lead and zinc occurrences have been found. It seems that the zone also extends to the northeast bank of the Xijiang River where similar types of gold and silver mineralization were discovered. The potential for discovering new zones of silver and gold are considered good at both southwest and northeast extensions of the Changkeng-Fuwan deposit. It is strongly recommended that MINCO negotiate for or acquire the new areas at the extensions of Changkeng-Fuwan deposit. MINCO has also entered into a joint venture the Changkeng Property which covers another portion of the silver deposit.

16.0 METALLURGICAL TESTING

16.01. Fuwan Silver Mineralization

Preliminary metallurgical tests were carried out on the silver mineralization. Two flotation methods were tested, one producing Ag-Pb-Zn bulk concentrates, while the other produced Ag-Pb concentrate and Zn concentrate. Bulk concentrate contains 5028g/t Ag, 15.62% Pb, 36.46% Zn with milling recovery rates of 94.11%, 90.05%, and 90.43% for Ag, Pb, and Zn respectively. Optimal flotation produces Ag-Pb concentrates and Zn concentrates with overall silver recovery rate of 96.32%.

Traditional cyanidation was tested also with a poor recovery rate below 80%.

Full details of test were not available to the authors at this time.

17.0 MINERAL RESOURCE ESTIMATES

During exploration a regional resource estimation was performed by 757 Geological Exploration  Team which covered the Fuwan property boundary, the property to the north (Changkeng Property), and an area to the northeast and southwest. The Chinese were not constrained to a property boundary as is the case in North America, as all land belonged to the people and therefore there were no boundaries. When exploration companies and the Chinese government agencies enter into joint ventures are created then boundaries are setup. As the resources estimation was made across the boundaries of the joint venture the figures reported indicate that there is a silver deposit under the property, but will extend beyond the boundary of the Fuwan property. Although the authors have not preformed a resource estimation, the authors have reviewed available data from the Chinese estimation. On review of the Chinese estimation, it was found that the resources for the region, ranged between 17 million tonnes @ 250  g/t Ag, or 136 million oz Ag and 19 million tonnes @ 270 g/t Ag, or 164 million oz Ag and can be classified as an inferred resource as per CIM guidelines. The Chinese estimation does provide evidence there is a silver deposit within the Fuwan property boundaries. The quality and quantity of the resource within the boundaries cannot be readily obtained from the data available at the time of this report. The detailed information will be available as the title transfers are completed.  There are also minor Zn and Pb credits but they have not been estimated into the regional resource, as the principle commodity for the deposit is Silver. The regional resource estimation was created by the 757 Geological Exploration Team using the criteria listed in section 17.1. The resource estimation was reviewed by an independent panel of  Chinese professional experts. Then the resource estimation was evaluated and a valuation created by an independent group.

The independent panel reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to “Classification of Solid

Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

17.1 Methods and Assumptions.

The Chinese resource estimation was created using a polygonal method in vertical section planes parallel to the general strike of the deposit. There were 5 Main units estimated with Zone 1 being the most continuous and largest zone. It is assumed that the Chinese based their criteria on the Chinese mining and exploration experiences.

The following a list of criteria used to for the resource estimation

  Cutoff  for composite: ≥50g/t;

  Minimum Polygon Grade: ≥100g/t;

  Average Grade of Deposit: ≥250g/t;

  Minimum Mineable Width: 1m;

  Minimum Width of Internal Waste: ≥2m

With the above criteria the polygons were created and modified to meet the above criteria.

The polygon boundaries are created by the following: (translation from Chinese text)

The delineation and inference of ore bodies is based on “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

17.1.1

Delineation of ore body: Delineation of ore body strictly follow geological conditions and economic index. In principle, all samples with grade equal or greater than cutoff grade will be included in resource calculation. In cases that grade of  individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.

Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

17.1.2

 Inference of ore body: When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one second of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

17.1.3

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard “Classification of Solid Mineral Resources and Reserves” promulgated by the State Monitoring Bureau of Quality and Technology.

For resource estimation of resource category D and E  in the major mineralized veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100m along strike and 80m along dip direction.

Major considerations include:

1)

Delineation of blocks is basically according to the space of the exploration lines.

2)

Occurrence of mineraizedl vein is similar in one block.

3)

Ore vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

* Term exploration works: any drilling intercepts, trench sample, underground sampling. The term “Ore” is used loosely in the text of the translated Chinese documents and should be considered as mineralized material.

Significant assay intervals for the regional resource estimation were taken from the Sections shown on Table 3. Drilling lies inside and outside of the property boundaries and is shown to indicate work performed on the property and in the area.

Table 3 Significant composites used in regional silver resource estimation.

Hole	Zone	Composite
		Grade Ag g/t	Length m
305	S1	156.6	8.83
305	S2	65.0	1.94
306	S1	103.0	1.99
306	S2	67.7	3.94
307	S1	360.0	1.13
407	S1	951.8	3.20
407	S2	117.0	1.34
408	S1	390.0	1.60
409	S1	59.8	2.70
409	S2	105.0	2.67
410	S1	120.0	1.20
414	S1	126.0	3.19
414	S2	117.0	1.20
414	S3	746.0	2.55
1001	S1	110.0	1.26
1001	S2	345.0	0.80
1001	S4	265.0	0.70
1001	S4	203.0	1.26
1001	S5	84.0	0.85
1002	S1	92.3	2.92
1002	S2	327.0	0.90
1002	S3	137.0	1.44
1002	S4	73.0	0.70
1002	S5	556.9	4.71
1003	S1	193.0	8.48
1003	S2	131.1	6.50
1003	S3	75.0	11.35
1003	S4	140.9	2.90
1003	S5	592.0	1.29
1103	S1	238.9	4.91
1104	S1	1747.0	0.68
1105	S1	71.0	2.75
1603	S1	610.0	1.55
1603	S3	89.0	1.20
1603	S3	89.0	1.20
1604	S1	219.9	9.27
1604	S2	164.0	1.16
1604	S3	446.0	2.00
1606	S2	117.5	2.60
1607	S2	410.0	0.84
1608	S1	144.1	6.38
1609	S2	330.0	1.80
1609	S3	917.3	2.54

1609	S4	510.0	1.15
1901	S1	165.0	1.28
1901	S1	113.5	2.10
1902	S1	283.7	2.75
1902	S1a	140.0	0.50
1902	S2	246.5	1.55
2403	S1	101.1	12.32
2403	S1B	89.9	8.10
2403	S1C	136.7	2.75
2403	S2	575.0	1.01
2403	S3	168.0	1.20
2403	S4	537.0	2.24
2403	S5	198.0	0.64
2404	S2	61.0	1.44
2404	S4	142.0	1.42
2404	S5	81.0	0.89
2701	S1	129.0	1.00
2701	S2	277.4	2.00
3201	S1	120.0	1.85
3206	S1	445.0	1.00
3206	S2	500.0	1.05
3206	S2B	66.0	1.42
3206	S3	617.7	7.81
3206	S4A	580.0	0.90
3206	S4B	110.0	1.12
3206	S5	87.5	0.87
3207	S1	248.0	1.41
3207	S2	100.0	1.00
3207	S4	327.0	1.08
3207	S5	86.0	0.83
3208	S1	218.0	1.55
3209	S1	91.0	1.43
3209	S2	625.0	1.15
3209	S3	480.0	3.94
3209	S3A	445.0	0.65
4301	S1	271.9	13.23
4802	S2	76.0	1.15
4802	S3	95.0	1.16
4802	S4	81.0	1.43
4808	S1	65.0	2.54
4808	S1A	507.0	1.50
4808	S2	184.9	4.87
4809	S1	322.6	7.14
4809	S2	100.0	1.50
5402	S1	68.0	1.20
5901	S1	235.2	2.60
5901	S2	117.1	0.95
7501	S1	113.1	2.72
7501'	S2	568.1	2.87

17.2  General Discussion, Mineral Resource estimation.

At the present the authors are unaware of any environmental, permitting, legal, taxation, socio-economic, marketing, political or other relevant issues which may materially effect the resource estimation. There are 13 holes drilled within the property boundary. Further drilling is required before a resource can be determined specifically for the Fuwan Property. There is no resource estimation for the Fuwan Property, the 757 Geological Exploration Team created a resource for an area larger than the Fuwan property boundary. The quality and quantity of the resource contained within the Fuwan boundaries cannot easily be determined from within the Chinese estimations, a separate estimation will have to be commissioned. The Chinese estimation does show there is a silver deposit underlying the property. The Chinese estimation does not constitute a resource estimation for the Fuwan Property. The property title is to be transferred to the joint venture shortly. Other factors which may influence the resource in the future is the mining method. However no method has been evaluated for the deposit, although the author speculates an underground method would be more suited to the deposit. The deposit is in a limestone system near the Xijiang River this may lead to some water inflow issues. There appears to be indications of some hydrology tests in reports, but the authors have not been able to confirm.  As a note a number of holes drilled where holes stopped short of potential mineralized zones so there may be additional resources found at a depth.  Another land agreement will have to be negotiated if the deposit is found to be economically feasible to extract minerals in the future, to allow use of current property and nearby land for mining and milling operations.

The Sections shown in the report are typical of the work performed to calculate resources by the Chinese.

18.0 INTERPRETATION AND CONCLUSIONS

The Fuwan deposit is currently considered a Carlin style deposit. The exploration work been conducted by 757 Geological Exploration Team was funded by the Chinese government, work being finished in 1995. The funding appears not to be related to performance criteria (i.e. number of ounces found). Based on the data available and the authors’ current understanding of the system in China the authors do not believe that there is any bias in the work conducted by the 757 Geological Exploration Team to misrepresent the work performed or results from the work. Once all the data is made available, further checks and verifications can be made. There is a silver deposit within the boundary of the Fuwan property however, the quality and quantity have yet to be estimated. A resource estimation confined to the property boundary is required once data is available.

19.0 RECOMMENDATIONS

The following are recommendations for further work but the list below should not be considered complete. In the future as data is gathered, further work will be required.

1 - Negotiate for the remainder of the Fuwan Silver deposit which is not covered by the Fuwan and Changkeng venture agreements.

2 - After formation of the joint venture is complete, verify all raw data. Based on findings other work may be required, including re-sampling core for data consistency.

3 - Twin several holes and sample using a diamond saw, and compare to the original drill sampling.

4 - Set up and operate an exploration program to infill drill to upgrade confidence level of resources with all the checks and balances required to Canadian standards. The program would have three goals:

i. define the current resource within the Fuwan Property.

ii. collect geotechnical and hydrological information for a mine design in the future

iii better understand the structural aspects of the deposit.

5 - Commission a new resource estimate with new data from Item 3.

6 - Negotiate, through the joint venture, to obtain other properties along trend.

7. - Continue with environmental, metallurgical studies and research.

8. - Initiate work towards a scoping study, with a view towards investigating locations and ground conditions for mine, mill and tailings disposal facilities.

20.0 REFERENCES

Arehart, G.B. 1996: Characteristics and origin of sediment-hosted disseminated gold deposits: a review. Ore Geology Reviews, Volume 11, pages 383 – 403.

Christensen, O.D. 1996: Carlin Trend Geologic Overview. In Green, S.M., and

Struhsacker, E., eds., Geology and ore deposits of the American Cordillera: Geological Society of Nevada Field Trip Guidebook Compendium, 1995, Reno/Sparks, Nevada, pages 147-156.

Chen, Y.C. 1999: Mineral Resources Assessment of Major Metallogenic Provinces in China, pages 350-383.

Jiang, R. September 2003: Report on site-visit Changkeng-Fuwan project. Private internal report to Minnco Mining and Metallurgical Company, Oct. 26, 2003, 7 pages.

Ilchick, R.P. and Barton, M.D. 1997: An amagmatic origin of Carlin-type gold deposits.

Economic Geology, Volume 92, pages 269 – 288.

Poulsen, K.H. 1996: Carlin-type gold deposits and their potential occurrence in the

Canadian Cordillera; in Current Research, Part A, Geological Survey of Canada, Paper 1996-A, p. 1-9.

757 Geological Exploration Team, 1993: Report on gold exploration in Changkeng, Guangdong province. (Unpublished report)

Tosdale, R. 2000: Overview of Carlin – Type Gold Deposits in the Great Basin, Western

U.S.A.  in T. Thompson and G. Arehart (eds.) Carlin Type Au Deposits of the North American Cordillera: What are they? Where are They, Mineral Depoits Research Unit the University of British Columbia, Short Course Number 27, pages 125 – 153.

FUWAN SILVER PROJECT

21.0 CERTIFICATE OF THE AUTHORS

I, Ruijin Jiang., do hereby certify that:

1. I am currently a consultanting geologist and Canadian citizen residing at:
   1149 Condor Crescent, Coquitlam, BC, V3E 2B2
2. I hold a B.Sc. in geology conferred by the Hebei College of Geology in China in 1982, and a M.Sc. in geology conferred by Queen's University at Kingston in 1995.
3. I have worked continuously as a exploration geologist for 22 years, in a wide variety of geological and mining environments.
4. I take responsibility for Sections 4 to 15 (subject to points noted in the "Disclaimer" – Section 3) for the preparation of the technical report titled " Report on the Changkeng Gold Proproperty, Guangdong Province, China".
5. I have had no prior involvement with the Changkeng property or concession area prior to the year 2003.
6. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.
7. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.
8. I have read National Instrument 43-101 and Form 42-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 14th of May, 2004.
Signature

R Jiang.

29

FUWAN SILVER PROJECT

I, Lyle Morgenthaler P.Eng., do hereby certify that:

1. I am currently associated as a consultant engineer by:
   Greystone Engineering Ltd.
   203-1425 Pearson Place,
   Kamloops, B.C.,
   Canada. V1S1J9

1. I hold a B.ASc., in Mining and Mineral Processing conferred by the University of British Columbia in 1984.
2. ; I am a member in good standing, of the Association of Professional Engineers and Geoscientists of British Columbia.
3. I have worked continuously as a Engineer for 19 years, in a wide variety of geological and mining environments.
4. I have read the definition of "qualified person" set out in the National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5. I take responsibility for Sections 1 to 3 and 16 to 19 (subject to points noted in the "Disclaimer" – Section 3) for the preparation of the technical report titled " **Report on the Fuwan Proproperty, Guangdong Province, China".** And have supervised sections 4 to15
6. I have had no prior involvement with the Fuwan property or concession area prior to the year 2004.
7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected tin the Technical Report, the omission to disclosure which makes the Technical Report misleading.
8. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.
9. I have read National Instrument 43-101 and Form 42-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the _14__ of MAY, 2004.
Signature of Qualified Person

Seal of Qualified Person

Lyle Morgenthaler P.Eng..

30

Appendix

Sections

And

Plans

Section 4

Section 16

富 湾 银 矿 区 16 号 勘 探 线 地 质 剖 面 图

比例尺 1: 1000

ZK1604
ZK1605
ZK1606
ZK1607
ZK1601
ZK1602
ZK1603
ZK1609
Q
T_3xs
T_3xf-T_3xs
T_3xly
T_3xf
C_1x^1
C_1x^2
C_1c
C_1sh
F_{5_1}
F_{5_2}
F
平面图

广东地质勘查开发局七五七地质大队			
富湾银矿区16号勘探线地质剖面图			
拟编	张国忸	顺序号	5
录入	刘金民	图号	5
审核	张国强	比例尺	1: 1000
总工程师	余纪(副)	日期	95.08.10
大队长	郭建红	资料来源	自测

Section 11